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                                             EXHIBIT (20) a

INTERSPEC
Press Release                           Contact: M.J. Wassil
                                        Interspec, Inc.
                                        215 540-9190

       INTERSPEC SHAREHOLDERS APPROVE MERGER WITH ATL


     Ambler, PA, May 16, 1994 -- Intrerspec, Inc.
(NASDAQ/NMS:ISPC) today reported that its shaerholders approved the previously announced merger proposal of Interspec with Advanced Technology Laboratories, Inc. (ATL). The merger is subject to the approval of the shareholders of ATL at their annual general shareholders meeting to be held later today. Closing of the merger is expected to occur later this week.